Mail Stop 4720

December 14, 2009

Avi Barak
Chief Executive Officer and Director
BioCancell Therapeutics Inc.
Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775
Israel 972-2-548-6555

      Re: BioCancell Therapeutics Inc.
               Schedule 14A
               Filed November 23, 2009
               File No. 000-53708

Dear Mr. Barak:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

            Sincerely,

            Jeffrey P. Riedler
            Assistant Director

cc: Robert H. Cohen, Esq.
       Greenberg Traurig, LLP
       200 Park Avenue
       New York, New York 10166
       Tel: (212) 801-9200
       Fax: (212) 801-6400